

November 29, 2023

Jason Combs
Chief Financial Officer
The E.W. Scripps Company
312 Walnut Street
Cincinnati, OH 45202

      Re: The E.W. Scripps Company
           Form 10-K for Fiscal Year Ended December 31, 2022
           Form 10-Q for Fiscal Quarter Ended September 30, 2023
           Form 8-K Furnished November 3, 2023
           File No. 001-10701

Dear Jason Combs:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Segment Results, page F-5

1.   You indicate that while distribution revenues in your Local Media segment were affected by subscriber losses by the MVPDs, rate increases more than offset the subscriber declines. Similarly, you refer to numerous factors impacting your Scripps Network segment revenue such as the benefit of increases in advertising spots, expanded distribution of your network on CTV platforms and higher overall pricing in general market advertising, which were offset by lower ratings in your key monetized demographics and declines in direct response advertising rates. Where you describe two or more factors that contributed to a material change, including any offsetting factors, please revise to quantify each material factor that contributed to the overall change. Refer to Item 303(b) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2023

Notes to Condensed Consolidated Financial Statements
Note 7. Goodwill and Other Intangible Assets, page F-14

2. We note you performed a goodwill impairment test in the second quarter of 2023, which resulted in a goodwill impairment charge of $686 million related to the Scripps Networks reporting unit. However, we also note your market capitalization continues to be significantly in excess of the total book value as of June 30, 2023. Please tell us the fair value and the carrying value of each reporting unit as of June 30, 2023. Also provide us with your reconciliation of the estimated fair value of your reporting units to the company's market capitalization as of June 30, 2023. In addition, given the further decrease in the Scripps Networks segment revenue during the third quarter of fiscal 2023 and the continued decline in your market capitalization since June 30, 2023, tell us what consideration you gave to reassessing the recoverability of your goodwill in the quarter ended September 30, 2023.

3. You disclose that you generally determine the fair value of your reporting units using market data, appraised values and discounted cash flow analyses. Please tell us whether this includes a market approach and if so, how that approach was weighted with the discounted cash flow analysis in estimating the fair value of the Scripps Network reporting unit. Further, tell us how you performed the market approach, including significant estimates and assumptions used. Regarding your discounted cash flow analyses, tell us the estimates and assumptions used in your analysis, such as the discount rate, etc.

Form 8-K Furnished November 3, 2023

Exhibit 99.1, page 1

4. You refer to "segment profit" of $97.5 million for the third quarter of 2023, which appears to be the sum of the measure of profit for your three reportable segments less the "Shared services and corporate" costs. This segment profit measure is a non-GAAP measure that should be reconciled to the most directly comparable GAAP measure and other related non-GAAP disclosures should be included. Please revise to address the following:
   • Identify this as a non-GAAP measure and disclose the reasons why you believe the measure provides useful information to investors.
   • Reconcile it to the most directly comparable GAAP measure, operating income, and present GAAP operating income with equal or greater prominence.
   • Change the title of the measure, as "segment profit" appears to imply it is the operating results of the segments; however, the measure includes costs that are not allocated to segments.
   Alternatively, consider removing the measure, as it does not appear to be significant to your discussions. Refer to Item 10(e)(1)(i) of Regulation S-K and Questions 100.05 and 104.04 of the non-GAAP C&DIs.

Non-GAAP Information, page E-7

5.   You state that free cash flow is a non-GAAP performance measure used by management and the Board of Directors to evaluate the performance of your business. As free cash flow is a liquidity measure, which is typically calculated as cash flows from operating activities less capital expenditures, it is unclear what this measure represents or what it is attempting to convey. Please explain and revise your disclosures accordingly. If this is a performance measure, revise to remove the cash-based adjustments and change the title so as not to imply this is a liquidity measure. Alternatively, if this is a liquidity measure, revise to reconcile to cash provided by operating activities, and to the extent it includes cash-based adjustments other than capital expenditures, change the title to adjusted free cash flow. Please provide us with the proposed revised disclosures you intend to include in future filings. Refer to Item 10(e)(1)(i) of Regulation S-K, Questions 100.05 and 102.07 of the non-GAAP C&DIs.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology